SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1
to
SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

IMPERIAL SUGAR COMPANY
(Name of Subject Company)

IMPERIAL SUGAR COMPANY
(Name of Person(s) Filing Statement)

Common Stock, without par value
(Title of Class of Securities)

453096208
(CUSIP Number of Class of Securities)

Louis T. Bolognini
Senior Vice President and General Counsel
Imperial Sugar Company
8016 Highway 90-A, P.O. Box 9
Sugar Land, Texas 77487-0009
(281) 491-9181
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on May 11, 2012 (as amended, the “Schedule 14D-9”), by Imperial Sugar Company, a Texas corporation (the “Company” or “Imperial Sugar”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Louis Dreyfus Commodities Subsidiary Inc., a Texas corporation (“Merger Sub” or “Offeror”) and a direct wholly-owned subsidiary of LD Commodities Sugar Holdings LLC, a Delaware limited liability company (“Parent”), to purchase all of Imperial Sugar’s outstanding common stock, without par value (which includes any of the Company’s common stock subject to vesting conditions (such shares, the “Restricted Shares”)), and any rights associated with the Company’s common stock issued pursuant to the Rights Agreement (as defined in the Schedule 14D-9) (together with the Company’s common stock, the “Common Shares”), for $6.35 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase dated May 11, 2012 (as amended or supplemented from time to time) and in the related Letter of Transmittal for Common Shares and Letter of Transmittal for Restricted Shares (as each is amended or supplemented from time to time), copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to the Schedule 14D-9, respectively. All of the limited liability company interests in Parent are owned, directly or indirectly, by Louis Dreyfus Commodities LLC (“LDC”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Offeror with the SEC on May 11, 2012.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.  The primary purpose of this Amendment No. 1 is to amend and supplement Item 8 as reflected below. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule 14D-9.

ITEM 8.        ADDITIONAL INFORMATION TO BE FURNISHED.

1.             Item 8, Additional Information To Be Furnished, paragraph (d), “Litigation” of the Schedule 14D-9, is hereby amended and restated in its entirety as follows:

(d) Litigation

On May 2, 2012, a putative shareholder derivative lawsuit captioned Smith v. Gaffney, et al., Cause No. 12-DCV-197904, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants the members of the Board of Directors, as well as LDC, Parent and Merger Sub. Imperial Sugar was named as a nominal defendant. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties and abuse of control in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing and that their conduct constituted an abuse of their ability to control Imperial Sugar. The petition also alleges that LDC, Parent and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the defendants, and anyone acting in concert with them, from consummating the Offer and Merger and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 2, 2012, a putative shareholder derivative lawsuit captioned Oshea v. Imperial Sugar Company, et al., Cause No. 12-DCV-197901, was filed in the District Court of Fort Bend County, Texas. The Petition names as defendants Imperial Sugar, the members of the Board of Directors, as well as Parent and Merger Sub. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of loyalty, good faith, due care and disclosure. The petition also alleges that Imperial Sugar, Parent and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 3, 2012, the Board of Directors received a demand letter from counsel for two shareholders, Shmuel and Avrohom Zaks, containing similar assertions and requesting that Imperial Sugar terminate the proposed transaction. Among other things, this demand letter contends that the Company’s directors were motivated by prospects for personal economic benefit and therefore cannot be considered disinterested.

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On May 4, 2012, a putative shareholder derivative lawsuit captioned Gruber v. Coan, et al., Cause No. 2012- 26265, was filed in the District Court of Harris County, Texas. The Petition names as defendants the members of the Board of Directors, as well as Parent and Merger Sub. Imperial Sugar was named as a nominal defendant. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of loyalty, good faith, candor and independence. The petition also alleges that Parent and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the members of the Board of Directors from consummating the Offer and Merger and an award of attorneys’ fees and other fees and costs, in addition to other relief. On May 9, 2012, the lawsuit was non-suited in the District Court of Harris County, Texas and re-filed in the District Court of Fort Bend County, Texas as Gruber v. Coan, et al., Cause No. 12-DCV-198031.

On May 4, 2012, a putative shareholder derivative lawsuit captioned Del Parigi v. Imperial Sugar Company, et al., Cause No. 12-DCV-197961, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants Imperial Sugar, the members of the Board of Directors, as well as Parent and Merger Sub. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of loyalty, good faith, due care and disclosure. The petition also alleges that Imperial Sugar, Parent and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 7, 2012, a putative shareholder class action lawsuit captioned Kahn v. Gaffney, et al., Cause No. 12-DCV-197982, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants the members of the Board of Directors, Imperial Sugar, as well as LDC and Merger Sub. The plaintiff brought this action on behalf of shareholders of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of loyalty, entire fairness, good faith and care. The petition also alleges that LDC and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the defendants, and anyone acting in concert with them, from consummating the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 8, 2012, a putative shareholder derivative suit captioned Reading v. Sheptor, et al., Cause No. 12-DCV-198016, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants the members of the Board of Directors, Imperial Sugar, as well as LDC, Parent and Merger Sub. The plaintiff brought this action derivatively on behalf of Imperial Sugar against members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of loyalty, good faith, independence, and due care. The petition also alleges that Parent and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition also alleges that members of the Board of Directors wasted corporate assets by entering into the Merger. The petition seeks, among other things, to enjoin the Offer and Merger and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 8, 2012, the Board of Directors received a demand letter from counsel for a shareholder, Ruby G. Farish Trust, requesting that the Board of Directors take action to remedy breaches of fiduciary duties. Among other things, this demand letter contends that the sales process has not been fair, that there are preclusive deal protection devices and that the consideration shareholders are to receive in the Offer and Merger is not fair.

On February 2, 2012, a shareholder filed a derivative lawsuit in the District Court of Fort Bend County, Texas, captioned as Piszko v. Imperial Sugar Company, et al., Cause No. 12-DCV-195994, alleging that Imperial Sugar’s current President and Chief Executive Officer, its current Senior Vice President and Chief Financial Officer, the current directors and a former director breached their fiduciary duties, were unjustly enriched and engaged in the waste of corporate assets. On February 3, 2012, another shareholder filed a nearly identical derivative lawsuit against Imperial Sugar’s current President and Chief Executive Officer, its current Senior Vice President and Chief Financial Officer, its current directors and a former director in the District Court of Fort Bend County, Texas captioned as Cinotto v. Imperial Sugar Company, et al., Cause No. 12-DCV-196013. The complaints allege, among other things, that the defendants failed to establish and maintain adequate internal controls over the Port Wentworth refinery, made improper statements in press releases, SEC filings and other public disclosures and failed to establish and maintain disclosure controls in order to prevent the allegedly improper statements from being made. The complaints further allege that the defendants engaged in a conspiracy to aid and assist each other in masking the alleged breaches of duty, unjust enrichment and the waste of corporate assets. On February 22, 2012, plaintiffs filed an unopposed motion to consolidate the two derivative lawsuits. On March 2, 2012, Imperial Sugar and director and officer defendants filed an unopposed motion to stay the lawsuits pending the completion of an investigation by a special

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committee of the Board of Directors. Both motions remain pending before the court. On May 8, 2012, the Piszko and Cinotto plaintiffs filed a First Amended Shareholder Derivative Petition. In addition to the allegations asserted in its predecessor, this amended pleading claims that in connection with the Offer and Merger, the directors and officers breached their fiduciary duties to ensure the fairness of the transaction to shareholders, including by attempting to eliminate personal liability arising from the original petition by negotiating the sale of Imperial Sugar.

On May 10, 2012, a putative shareholder derivative lawsuit captioned McGowan v. Imperial Sugar Company, et al., Cause No. 12-DCV-198066, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants Imperial Sugar, the members of the Board of Directors, as well as LDC, Parent and Merger Sub. The plaintiff brought this action derivatively on behalf of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of loyalty, good faith, due care and diligence. The petition also alleges that Imperial Sugar and Parent aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief.

On May 14, 2012, the various parties filed with the District Court of Fort Bend County, Texas a stipulation and proposed order to consolidate the Smith, Oshea, Gruber, Del Parigi, Kahn, Reading and McGowan lawsuits and appoint an executive committee of plaintiffs’ counsel. Under the proposed order, the defendants are not required to file an answer until 30 days after the later of the entry of the order by the court or service of the consolidated amended petition.  The consolidated amended petition was filed with the court on May 14, 2012.

On May 14, 2012, a putative shareholder class action lawsuit captioned Hrehniy v. Imperial Sugar Company, et al., Cause No. 12-DCV-198139, was filed in the District Court of Fort Bend County, Texas. The petition names as defendants Imperial Sugar, the members of the Board of Directors, as well as LDC, Parent and Merger Sub. The plaintiff brought this action on behalf of shareholders of Imperial Sugar against the members of the Board of Directors for alleged breaches of fiduciary duties in connection with the Offer and Merger. The petition alleges, among other things, that the members of the Board of Directors breached their fiduciary duties of candor, good faith, fair dealing and loyalty. The petition also alleges that Imperial Sugar, LDC, Parent and Merger Sub aided and abetted such purported breaches of fiduciary duties. The petition seeks, among other things, to enjoin the defendants, and anyone acting in concert with them, from consummating the Offer and Merger, an award of damages and an award of attorneys’ fees and other fees and costs, in addition to other relief.

While Imperial Sugar believes these claims are without merit and intends to defend against them vigorously, given the inherent uncertainties of litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of ultimate loss, if any, be reasonably estimated.

2.             Item 8, Additional Information To Be Furnished, paragraph (c), “United Stated Antitrust Compliance” of the Schedule 14D-9, is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

On May 15, 2012, each of LDC and Imperial Sugar filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer.  The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 PM on May 30, 2012, unless earlier terminated or LDC or Imperial Sugar, as applicable, receives a request for additional information or documentary material prior to that time.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMPERIAL SUGAR COMPANY

By:	/s/ H.P. Mechler
Name: H.P. Mechler
Title: Senior Vice President & Chief Financial Officer

Dated: May 16, 2012

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